February 16, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Mail Stop 3720
Attention:  Barbara C. Jacobs, Assistant Director

Re:	Mitek Systems, Inc. Form 10-K for fiscal year ended September 30, 2010 Filed November 16, 2010 File No. 000-15235

Dear Ms. Jacobs:

Mitek Systems, Inc., a Delaware corporation (the "Company"), respectfully provides the following responses to the comments set forth in the comment letter of the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") dated February 3, 2011 (the "Comment Letter") relating to the above-referenced report of the Company.

For convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and the text of the Staff's comments appear in italics below.

Form 10-K for fiscal year ended September 30, 2010

Part I

Item 1. Business

General

1.
We note that in fiscal year 2010, one customer comprised 14% of your total revenues. Please tell us whether your business is substantially dependent upon any contract(s) with this vendor. To the extent that you are substantially dependent upon any agreement(s) with this vendor, please describe the material terms of the agreement(s) and file such agreement(s) as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or advise.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the disclosure did not pertain to a customer, but rather to a vendor.  During fiscal 2010, the Company had purchases from one major vendor that comprised approximately 14% of total purchases for the year.  The vendor is a third-party software provider, to which the Company pays royalties.  Management does not believe the Company is substantially dependent upon nor exposed to any significant concentration risk related to purchases from this vendor, given the availability of alternative suppliers of such software products.

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 16, 2011

Intellectual Property, page 5

2.
You report that as of September 30, 2010, you have been awarded a total of eight patents, three of which were awarded in 2010. In your 2010 fourth quarter earnings conference call, however, you state that you “have six patents and eight more pending, and were recently awarded a patent for Mobile Deposit during the fourth quarter.” Please advise.

Response: In response to the Staff’s comment, the Company confirms that it has been awarded a total of eight patents, three of which were awarded in 2010. During the 2010 fourth quarter earnings conference call, the Company correctly state that it had been “…recently awarded a patent for Mobile Deposit during the fourth quarter.” The issue date of the Mobile Deposit patent was August 17, 2010. The Company incorrectly stated that it had “six patents and eight more pending,” when, in fact, the Company has eight patents and eight more pending.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

General

3.
Please tell us whether you considered including an overview to your MD&A in order to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For guidance, see Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, we note the discussion of your “three-phase product strategy” in your 2010 fourth quarter earnings call.

Response: In response to the Staff's comment, the Company confirms that it will include an "Overview" section in the MD&A section in its future filings. The "Overview" will provide a balanced, executive-level discussion that identifies the most important factors, themes and other matters on which management is primarily focused in evaluating the Company's financial condition and operating results. The "Overview" will also provide a synopsis of relevant economic and industry-wide factors to better inform the reader about how the Company earns revenues and generates cash.

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 16, 2011

4.
Please describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. To the extent known, you should also disclose events that may cause a material change in the relationship between costs and revenues. See Item 303(a)(3)(ii) of Regulation S-K. In this regard, we refer to your 2010 fourth quarter earnings call and note that your product mix is migrating more towards mobile as the primary element of your sales revenue, which carries a lower cost of sales than your core recognition technology.

Response: In response to the Staff's comment, the Company confirms that it will describe known trends or uncertainties that have had, or that it reasonably expects will have, a materially favorable or unfavorable impact on net sales or revenues or income from continuing operations in its future filings. To the extent known, the Company also confirms that it will disclose events that may cause a material change in the relationship between costs and revenues.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 40

5.
For each of your directors, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company. See Item 401(e) of Regulation S-K.

Response: In response to the Staff's comment, the Company advises the Staff that the disclosure required by Item 401(e) of Regulation S-K was included in the Company’s proxy statement, as amended, filed with the Commission on January 20, 2011 (the “2011 Proxy Statement”) with respect to each director and nominee. Such disclosure was included in the biography of each director and nominee. Further, the Company confirms that it will include the disclosure required by Item 401(e) of Regulation S-K in all future filings to the extent required.

Audit Committee and Audit Committee Financial Expert, page 42

6.	Please disclose whether or not your audit committee has a charter. See Item 407(d)(1) of Regulation S-K

Response: In response to the Staff's comment, the Company advises the Staff that the audit committee of the board of directors of the Company has a charter. The Company further advises the Staff that the foregoing is disclosed in the 2011 Proxy Statement under “INFORMATION ABOUT OUR BOARD OF DIRECTORS—Board Committees.” Further, the Company confirms that that it will include the disclosure required by Item 407(d)(1) of Regulation S-K in all future filings to the extent required.

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 16, 2011

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Transactions, page 46

7.
Please provide your analysis as to why are not required to file any agreements relating to your transactions with John H. Harland Company and any of its subsidiaries pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: In response to the Staff's comment, the Company supplementally advises the Staff that it does not believe that any agreements relating to its transactions with John H. Harland Company ("JHH Co.") or any of its subsidiaries are required to be filed for the reasons set forth below.

Item 601(b)(10)(ii)(A) of Regulation S-K describes one type of material contract that is required to be filed with certain filings made with the Commission. Item 601(b)(10)(ii)(A) reads as follows:

(ii)
If the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance:

(A)
Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

The license agreements and maintenance agreements that the Company has with JHH Co. are agreements that ordinarily accompany the kind of business conducted by the Company. The amount of revenue that the Company receives from such agreements is immaterial in amount, and therefore, the Company believes that the filing of its agreements with JHH co. is not required.

The Company also entered into a securities purchase agreement dated February 22, 2005 with JHH Co. (the “SPA”), pursuant to which JHH Co. acquired a total of 2,142,856 shares of the Company’s common stock for an aggregate purchase price of $1,500,000, and warrants to purchase an aggregate of 321,428 shares of the Company’s common stock. The SPA and form of warrant representing the warrants issued to JHH Co. pursuant to the SPA, were filed as exhibits to the Company’s Current Report on Form 8-K filed with the Commission on February 23, 2005.

Ms. Barbara C. Jacobs
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 16, 2011

No party to the SPA continues to have any material rights or obligations thereunder, and accordingly, the Company believes that while the SPA is a contract to which security holders named in the report are a party, the SPA is immaterial in significance.

The warrants may be exercised for up to 321,428 shares of the Company’s common stock. Such number of shares represented approximately 1.7% of the 18,316,249 shares of the Company’s common stock outstanding as of October 29, 2010. The Company will incorporate by reference the form of warrant held by JHH Co. into its next periodic report.

Signatures, page 49

8.	In subsequent filings, please identify the person who is signing in the capacity of controller or principal accounting officer. See General Instruction D(2)(a) to Form 10-K.

Response: In response to the Staff's comment, the Company confirms that subsequent filings will identify the person who is signing in the capacity of controller or principal accounting officer.

*           *           *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (858) 503-7810 ext. 357, or the Company's Corporate Controller, Fred Hutton, at (858) 503-7810 ext. 332, with any questions or further comments you may have regarding the responses above.

Sincerely, Mitek Systems, Inc. /s/ James B. DeBello James B. DeBello President, Chief Executive Officer and Chief Financial Officer

cc:           Ryan Houseal, Attorney-Advisor